
N
6050000m
6040000m
6030000m
6020000m
6010000m
6000000m
610000m
620000m
630000m
Blue Star Zone
Moran Heights
Area 51
Moran Lake
Area 4
South Moran
B Zone
C Zone
Area 3
Area 1
Area 2
Armstrong
Croteau Lake
Pocket Knife Lake
Camel Lake
Bruce Lake
Madsen Lake
Otter Lake
Nipishish Lake
-5
0
5
10
Kilometres
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake
CXX - TSX.V
Target Locations
Drawn: DIGEOS
NTS: 13 K
Scale: 1:225,000
DATUM NAD27
Date: Oct 2006